3/21

07021978

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Dewalta Income Fund

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FILE NO. 82- 34834

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/21/07

File No. 82-34834

NEWALTA

RECEIVED
MAR 20 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 186

AR/S
12-31-06

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND YEAR-ENDED 2006

CALGARY, Alberta, Canada, March 7, 2007 – Newalta Income Fund ("Newalta" or the "Fund") today announced financial results for the three months and year ended December 31, 2006.

During the year, Newalta capitalized on both internal and external opportunities through the expansion of its service offerings in western Canada and the reduction of its exposure to commodity prices and drilling activity by extending its facility network into Ontario, Québec and Atlantic Canada. Also in 2006, Newalta focused on productivity improvements, technology developments at existing facilities and the integration of acquisitions. In western Canada, strong results were generated despite a softening in drilling activity in the fourth quarter.

"This was a milestone year for Newalta. We completed six acquisitions in Ontario, Quebec and Atlantic Canada and one in western Canada for a total investment of almost $200 million, which significantly expanded our operations and established a strong growth platform in eastern Canada," said Al Cadotte, President and Chief Executive Officer of Newalta. "We achieved record year-over-year growth in revenue and EBITDA[1] of 78% and 54%, respectively, as a result of favourable economic conditions combined with strong contributions from both acquisitions and growth capital investments, with return on equity[1] of 21.3%, and return on capital[1] of 22.3%."

In the fourth quarter, the operating segments generated, on a combined basis, a total net margin[1] of $30.9 million, an increase of 5% over the prior year's $29.3 million. The Eastern segment contributed $5.4 million in net margin and the Industrial segment generated an additional $1.0 million net margin over last year, while the Oilfield segment was down $4.8 million.

"Our 2006 growth capital investments and the acquisitions completed in the second half of the year will contribute to our growth in early 2007. Reduced drilling and lower commodity prices will, however, reduce the contribution from our oilfield operations. In 2007, we will continue to aggressively expand our services and market coverage on a national scale through investments in our existing operations as well as through acquisitions. We have an exceptionally talented organization serving customers across Canada through a network of high quality facilities providing a broad range of services. With our strong balance sheet and many attractive investment opportunities we remain very positive in our outlook for 2007."

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data)	Three Months Ended December 31 (unaudited)			Year Ended December 31 (unaudited)		
	2006	**2005**	**% Increase (Decrease)**	**2006**	**2005**	**% Increase (Decrease)**
Revenue	**122,498**	86,663	41	**441,041**	248,086	78
Operating income	**16,209**	18,862	(14)	**76,891**	56,445	36
Net earnings	**15,356**	14,445	6	**75,565**	46,978	61
- per unit ($) - basic	**0.42**	0.51	(18)	**2.14**	1.69	27
- per unit ($) - diluted	**0.41**	0.50	(18)	**2.11**	1.66	27
- per unit ($) – continuing operations	**0.42**	0.51	(18)	**2.10**	1.69	24
- per unit ($) – discontinued operations	**(0.00)**	-	-	**0.04**	-	-
EBITDA[1]	**28,438**	25,396	12	**121,222**	78,884	54
Funds from operations[1]	**26,487**	23,827	11	**112,510**	75,312	49
- per unit ($)	**0.72**	0.83	(13)	**3.18**	2.71	17
- per unit ($) – continuing operations	**0.72**	0.83	(13)	**3.16**	2.71	17
- per unit ($) – discontinued operations	-	-	-	**0.02**	-	-
Maintenance capital expenditures	**4,936**	3,284	50	**21,078**	8,847	138
Cash available for growth and distributions[1]	**20,924**	20,417	2	**93,241**	67,237	39
- per unit ($)	**0.57**	0.71	(20)	**2.64**	2.42	9
- per unit ($) – continuing operations	**0.57**	0.71	(20)	**2.54**	2.42	5
Distributions declared	**20,460**	13,751	49	**75,923**	49,602	53
- per unit – ($)	**0.56**	0.48	17	**2.14**	1.78	20
Cash distributed[1]	**18,546**	10,333	79	**65,355**	40,859	60
Growth and acquisition capital expenditures	**83,929**	73,391	14	**286,310**	107,813	166
Weighted average units outstanding	**36,860**	28,597	29	**35,332**	27,800	27
Units outstanding, December 31,[2]	**36,942**	29,055	27	**36,942**	29,055	27

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP financial measures are identified and defined in the attached Management' Discussion and Analysis.
[2] On January 26, 2007, the Fund issued 3.0 million units for gross proceeds of $78.3 million. Newalta currently has 40,020,544 units outstanding.

In December 2006, Newalta reorganized its operations into the Western Division ("Western") and the Eastern Division ("Eastern"). In western Canada, Newalta has combined the Industrial and Oilfield divisions to form Western in order to manage costs effectively, while providing a seamless service package to customers, enhanced productivity and consistency of operations. Services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. The Western division now comprises three business units: Oilfield, Drill Site and Industrial; while the Eastern division comprises two business units: Ontario and Québec/Atlantic Canada. Drill Site and Oilfield share a common customer base and Drill Site utilizes Oilfield's facilities for residual waste processing and disposal. Similarly, Industrial shares a common customer base with Oilfield and Drill Site, necessitating the integration of these businesses into one operating division. As a result of the integration that has already occurred, management expects that starting with the first quarter financial report in 2007, there will only be two reportable segments: Western and Eastern. For 2006 financial reporting purposes, there are three reportable segments as the above-noted changes were not instituted until late in 2006: Oilfield (which comprises the Oilfield and Drill Site business units), Industrial and Eastern (which comprises the Ontario and Québec/Atlantic Canada business units).

Financial results and highlights for the three months ended December 31, 2006:

Overall Performance

- Revenue increased 41% to $122.5 million while operating expenses, as a percentage of revenue, increased to 67% compared to 61% in the same quarter last year primarily due to changes in the mix of service offerings resulting from acquisitions combined with a reduction in natural gas drilling activity in the fourth quarter that resulted in lower demand for drill site services in Oilfield. Selling, general and administrative ("SG&A") expenses continued to trend downward as a percentage of revenue at 9.5% compared with 10.1% in 2005.

- EBITDA and funds from operations[1] increased 12% and 11% to $28.4 million and $26.5 million, respectively. The improvement was primarily attributable to expansion into eastern Canada and strong performance in Industrial.

- Cash available for growth and distributions[1] increased 2% to $20.9 million, or $0.57 per unit, compared to $20.4 million, or $0.71 per unit in 2005. Cash distributed[1] to unitholders was $18.5 million, or 89%, of the $20.9 million in cash available for growth and distributions. The balance was retained to fund a portion of the growth capital expenditures. For the same quarter in 2005, 51% or $10.3 million of $20.4 million in cash available for growth and distributions was distributed to investors and 49% was retained to fund growth capital projects.

- SG&A costs increased by $2.8 million to $11.6 million, compared to $8.8 million in 2005. As a percentage of revenue, SG&A costs were 9.5% compared to 10.1% during the same quarter in 2005, which is consistent with management's objective of maintaining SG&A costs at 10% or less of revenue. Higher SG&A costs were a result of increased salaries and related costs from 2006 acquisitions and general growth of the business.

- Maintenance capital expenditures were $4.9 million compared to $3.3 million in 2005. Growth and acquisition capital expenditures in the quarter were $83.9 million compared with $73.4 million for the same period in 2005; the increase in these expenditures was mainly attributable to acquisitions in eastern Canada and growth projects in Oilfield.

Western Division Performance

- Oilfield revenue increased 1% to $64.3 million. Net margin decreased $4.8 million to $22.1 million, or 34% of revenue, compared with net margin of $26.8 million, or 42% of revenue for the fourth quarter in 2005. The fourth quarter of 2006 saw a significant decrease in drilling activity due to unseasonably warm weather and a 40% drop in AECO natural gas prices compared to the same period in 2005. This decrease in activity resulted in lower demand for Newalta's drill site services and reduced waste processing volumes. Oilfield business unit profitability declined modestly by approximately $1.5 million due to reduced activity levels and crude oil prices. Drill Site services profitability decreased by $2.4 million, attributable to a decline in drill cuttings and solids control services as utilization levels in these areas fell to approximately 40% from 90% in 2005. The remainder of the decline in net margin was mostly attributable to an increase in administrative costs from growth in the business. The acquisition of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. ("Treeline") in the second quarter of 2006 helped to offset this decrease with a revenue contribution of approximately $8.5 million. Management expects that as long as the softening in commodity prices and drilling activity continues, Oilfield's results will continue to be impacted in 2007.

- Industrial revenue and net margin increased 14% and 40% to $26.4 million and $3.5 million, respectively. As a percentage of revenue, net margin increased to 13% from 11% in the same period in 2005. The improvement was attributable to higher oil recycling revenue as a result of increased sales volumes and product pricing. In December of 2006, Industrial was combined with Oilfield to form Western. Certain senior management and sales positions were consolidated with Oilfield or eliminated, which is expected to result in significant overhead cost reductions.

Eastern Division Performance

- Eastern contributed significantly to Newalta's fourth quarter results delivering revenue and net margin of $31.8 million and $5.4 million respectively, in line with management's expectations. Net margin as a percentage of revenue was 17%. The strong performance during the quarter was attributable to the contributions of acquisitions in Québec and Atlantic Canada and increased landfill volumes. Three acquisitions were completed in Eastern during the fourth quarter for total purchase consideration of $42.9 million. These transactions served to expand Newalta's geographic reach, enhance the service offering and provide a platform for future growth.

Financial results and highlights for the year ended December 31, 2006:

Overall Performance

- Revenue increased 78% to $441.0 million compared to $248.1 million in 2005. Operating expenses as a percentage of revenue increased to 63% from 58% in 2005, while SG&A costs, as a percentage of revenue, remained constant at approximately 10%. Net earnings increased 61% to $75.6 million compared with $47.0 million in the prior year.

- EBITDA and funds from operations increased 54% and 49% to $121.2 million and $112.5 million, respectively.

- Cash available for growth and distributions in 2006 increased 39% to $93.2 million ($2.64 per unit) compared to $67.2 million ($2.42 per unit) in 2005. Declared distributions have historically been targeted at less than 80% of cash available for growth and distributions. For 2006, Newalta declared distributions in the amount of $75.9 million, representing 81.4% of cash available for growth and distributions. Cash distributed to unitholders was 70% or $65.4 million of cash available for growth and distributions, with $8.5 million of declared distributions being reinvested by unitholders into the Fund through the DRIP. The balance of 30% or $27.9 million was retained to invest in growth capital expenditures. In light of the uncertainty regarding proposed changes to the Canadian tax legislation modifying the taxation of mutual fund trusts, the Fund expects to maintain its monthly distributions at $0.185 per unit during 2007.

- SG&A costs increased by $17.3 million to $43.0 million compared with $25.7 million in 2005. However, as a percentage of revenue, SG&A costs remained relatively flat year-over-year which is consistent with management's objective of maintaining SG&A expenses at 10% or less of revenue. The increase in SG&A costs was due primarily to acquisitions completed in 2006 as well as strengthening the organization's corporate infrastructure to manage the additional growth and prepare for future growth.

- Maintenance capital expenditures in the year were $21.1 million, a 138% increase over 2005, and consistent with management's expectations for 2006. The increase in spending is mainly a result of adding maintenance capital expenditures of $6.3 million for the eastern Canada acquisitions in 2006, in addition to an increase in equipment utilization and ongoing maintenance for equipment acquired late in 2005 for Oilfield.

- Growth and acquisition capital expenditures in the year were $286.3 million. Newalta successfully completed seven acquisitions in 2006 for a total combined purchase price of approximately $198.7 million. These acquisitions have expanded Newalta's geographic reach across Canada, added over 600 people and 24 facilities, and provide considerable opportunities for continued market expansion. Total revenue and EBITDA generated by the acquired operations on a trailing twelve month basis at the time of acquisition were approximately $176 million and $37 million, respectively. The balance of the spending of $87.6 million went to growth projects principally focused in Oilfield.

- For the year, return on capital was 22.3% and return on equity was 21.3%, which are above the average of the last three years' returns of 21.8% and 19.8% and demonstrate management's ability to simultaneously deliver aggressive growth and improve the profitability of the business.

Western Division Performance

- Oilfield revenue and net margin increased 48% and 32% to $252.6 million and $101.3 million respectively. As a percentage of revenue, operating costs increased by 6% to 54% due to a change in the business mix from the acquisition of GLP Group Inc. late in 2005 and the Treeline acquisitions completed in June of 2006. The first nine months of 2006 saw a very strong and robust economy and high utilization rates for equipment in Oilfield. This softened later in the year with lower commodity prices placing downward pressure on drilling programs, and reducing demand for Newalta's drill site services.

- Industrial revenue and net margin increased 26% and 22% to $97.7 million and $13.0 million, respectively. Net margin, as a percentage of revenue, remained relatively consistent with the prior year.

Eastern Division Performance

- Eastern is a new division for Newalta in 2006. It was established with the largest acquisition in Newalta's history, PSC Industrial Services Canada Inc. ("PSC Canada") in January 2006, for a total purchase price of $120.4 million. This acquisition featured a non-hazardous industrial waste landfill and a host of other industrial waste management services. With the integration of this business substantially completed by the end of the second quarter, Eastern completed a total of five strategic acquisitions in the second half of 2006 totalling $59.5 million that expanded its geographic reach to Québec and Atlantic Canada. Eastern's revenue and net margin for the year were $90.7 million and $15.4 million, respectively, and as a percentage of revenue, net margin was 17%.

Other highlights for the fourth quarter and year ended December 31, 2006 and post-period items:

- On March 3, 2006, Newalta issued 7.0 million trust units to raise gross proceeds of $196.0 million. The net proceeds of $185.7 million from the offering were used to pay down outstanding indebtedness under the credit facilities.

- In light of strong profitable growth and healthy market conditions, on May 11, 2006, Newalta increased monthly distributions 12% to $0.185 per unit starting with the May 2006 distribution.

- Newalta's capital budget for 2007 is $148 million including $28 million in maintenance capital expenditures and growth capital expenditures of $120 million for investments throughout the year in internal growth opportunities. These are relatively low-risk high-return investments that will improve productivity and expand services as well as market coverage across Canada.

- Newalta's recruiting program to add talent to meet the demands of growth in 2007 is now substantially complete and was very successful. In 2006, approximately 410 people were recruited, 88% of whom were in Alberta.

- The integration of the recent Québec and Atlantic Canada acquisitions is well underway and proceeding smoothly. These operations are expected to be completely integrated by the end of the first quarter of 2007, and fully contributing to Newalta's performance in the second quarter of 2007.

- Newalta's credit facilities were amended at the end of June 2006 to increase the extendible term facility to $245 million (previously $165 million) and the extendible operating facility was maintained at $35 million for total credit facilities of $280 million.

- On January 26, 2007, Newalta further strengthened its balance sheet with an equity financing for gross proceeds of $78.3 million through the issuance of 3.0 million trust units. The net proceeds of approximately $74.0 million were used to repay the funds borrowed under the credit facility to complete the previously announced acquisitions in Québec and Atlantic Canada and the acquisition of Treeline. After applying the net proceeds of the offering, approximately $127.9 million of debt was outstanding under Newalta's revolving extendible term facilities, as at February 28, 2007. The total current unused credit facility capacity of approximately $112.1 million as at February 28, 2007, along with undistributed cash available for growth and distributions, is expected to provide Newalta with sufficient financial resources for continued profitable growth.

- On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and would result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, it is not presently anticipated that the Fund would be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management is still pursuing an advance tax ruling in respect of the previously announced internal reorganization and is reviewing the effect the proposed measures may have on the internal reorganization if the advance tax ruling is obtained.

- Under Newalta's existing structure, based on projected levels of capital spending and anticipated earnings for 2007, Newalta is not expected to pay cash taxes in 2007, with the exception of provincial capital taxes. The earliest that taxes may become payable is 2008.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Thursday, March 8, 2007 at 11:30 a.m. (ET) to discuss the Fund's performance for the three months and year ended December 31, 2006. To participate in the teleconference, please call 416-695-9753 or 1-877-888-3855. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, March 15, 2007, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 640172.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies focusing on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 806-7020

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

NEWALTA INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predications, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and retained earnings as follows:

	Three Months Ended December 31,		Year Ended December 31,	
($000s)	2006	2005	2006	2005
Net earnings	**15,356**	14,445	**75,565**	46,978
Add back:				
Current income taxes	**(229)**	419	**90**	869
Future income taxes[1]	**910**	3,998	**3,562**	8,598
Interest expense	**2,424**	1,319	**7,665**	3,479

Amortization and accretion[1]	**9,977**	5,215	**34,340**	18,960
EBITDA	**28,438**	25,396	**121,222**	78,884

Note 1: Includes earnings before taxes and amortization from discontinued operations of $2,347.

"Funds from operations" is used to assist management and investors in analyzing operating performance and leverage. Funds from operations as presented is not intended to represent cash flow from operating activities for the period nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three Months Ended December 31,		**Year Ended December 31,**	
($000s)	**2006**	**2005**	**2006**	**2005**
Cash flows generated from operating activities	**29,827**	24,724	**111,963**	71,732
Add back (deduct):				
Changes in working capital	**(3,900)**	(1,093)	**(772)**	3,344
Asset retirement costs incurred	**560**	196	**1,319**	236
Funds from operations	**26,487**	23,827	**112,510**	75,312

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of cash flow and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, by the average net book value of capital assets, intangibles and goodwill.

"Return on equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings by the average unitholders' equity.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin, return on capital and return on equity throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the year ended December 31, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, (iii) the most recently filed Annual Information Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Information for the year ended December 31, 2006 along with comparative information for 2005, is provided.

This Management's Discussion and Analysis is dated March 7, 2007 and takes into consideration information available up to that date.

Selected Annual Information

($000s except per unit data)	**2006**	2005	2004
Revenue(1)	**441,041**	248,086	178,668
Operating income(1)	**76,891**	56,445	38,744
Net earnings	**75,565**	46,978	36,205
- per unit ($), basic	**2.14**	1.69	1.33
- per unit ($), diluted	**2.11**	1.66	1.31
Net earnings from continuing operations	**74,080**	46,978	36,205
- per unit ($), continuing operations	**2.10**	1.69	1.33
- per unit ($), discontinued operations	**0.04**	-	-
Funds from operations	**112,510**	75,312	53,794
- per unit ($), basic	**3.18**	2.71	1.98
- per unit ($), diluted	**3.14**	2.66	1.95
- per unit ($), continuing operations	**3.16**	2.71	1.98
- per unit ($), discontinued operations	**0.02**	-	-
Total assets	**802,844**	457,646	324,945
Total long-term debt	**166,271**	107,369	36,617
Distributions declared	**75,923**	49,602	39,659
Distributions declared per unit	**2.14**	1.78	1.46

(1) Amounts reflected exclude discontinued operations.

The factors that impacted revenue and profitability are outlined under the heading entitled "Results of Operations". Total assets increased by $345.2 million, or 75% in 2006 primarily due to acquisitions and growth capital spending. Total acquisition and growth capital expenditures in 2006 were $286.3 million compared to $107.8 million in 2005 and $47.9 million in 2004. Long term debt increased by $58.9 million in 2006. Growth capital and acquisitions were funded by the excess of cash available for growth and distributions over cash distributed to unitholders, the issuance of 7.0 million units for net proceeds of $185.7 million in March of 2006 and drawing on the Corporation's credit facilities.

Segmented information is discussed in further detail under the "Results of Operations"

Results of Operations

2006 was a transformational year for Newalta, with a total of seven acquisitions completed throughout the year that substantially increased the size of the business and established Newalta as a national brand, with an integrated network of operations from coast to coast. The acquisition of PSC Industrial Services Canada Inc. ("PSC Canada"), the largest in Newalta's history, was completed on January 6, 2006 for a total purchase price of $120.4 million. This acquisition provided Newalta with a strategic entry vehicle into the Ontario market and a growth platform to expand its facility network into eastern Canada. With the successful integration of PSC Canada completed by the end of the second quarter, Newalta acquired assets in the second half of 2006 throughout Québec, and Atlantic Canada to expand its service offerings across Canada. The contribution of these acquisitions, the expansion of drill site services and strong activity levels in the oil and gas industry throughout most of the year resulted in a 78% increase in revenue for the year when compared to 2005.

Growth in segment net margin in 2006 was 48% to $129.6 million compared with $87.5 million in 2005. The improved profitability was driven by growth initiatives, productivity improvements and acquisitions as well as continued strengthening of commodity prices and robust oil and gas industry activity levels.

In December 2006, Newalta reorganized its operations into the Western Division ("Western") and the Eastern Division ("Eastern"). In western Canada, Newalta has combined the Industrial and Oilfield divisions to form Western in order to manage costs effectively, while providing a seamless service package to customers, enhanced productivity and consistency of operations. Services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. The Western division now comprises three business units: Oilfield, Drill Site and Industrial; while the Eastern division comprises two business units: Ontario and Québec/Atlantic Canada. Drill Site and Oilfield share a common customer base and Drill Site utilizes Oilfield's facilities for residual waste processing and disposal. Similarly, Industrial shares a common customer base with Oilfield and Drill Site, necessitating the integration of these businesses into one operating division. As a result of the integration that has already occurred, management expects that starting with the first quarter financial report in 2007, there will only be two reportable segments: Western and Eastern. For 2006 financial reporting purposes, there are three reportable segments as the above-noted changes were not instituted until late in 2006: Oilfield (which comprises the Oilfield and Drill Site business units), Industrial and Eastern (which comprises the Ontario and Québec/Atlantic Canada business units).

WESTERN DIVISION

Western currently operates 49 facilities with over 900 people in British Columbia, Alberta and Saskatchewan. Western is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services.

Oilfield (includes Oilfield and Drill Site Business Units)

The Oilfield business unit provides a broad range of services tailored to the oil and gas industry through a network of 30 facilities located in key crude oil and natural gas production areas in western Canada with a diverse mix of mobile equipment and services. Oilfield accounts for approximately 51% of Western's revenue and employs approximately 300 people. Services offered by Oilfield's fixed facility network include waste processing, crude oil recovery, water recycling, custom treating, clean oil terminalling, water disposal, salt cavern disposal, salt cavern storage, landfills and onsite services. Onsite services involve the mobilization of equipment, technology and people to process waste at customer production locations.

The Drill Site business unit employs approximately 240 people and accounts for approximately 30% of Western's revenue. Drill Site mobilizes its equipment and people from 2 facilities and utilizes the Oilfield network for residual waste processing and disposal. Drill Site services include: pre-drilling site assessments; drilling waste management; onsite centrifugation; rig site equipment rentals, including solids control and drill cuttings systems; drilling fluid sales and service; post-drilling remediation; and well abandonment.

Oilfield's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and drilling activity. For the year, approximately 37% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 10% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services.

Expansion of Newalta into industrial services in eastern Canada has diversified Newalta's services and reduced its exposure to commodity prices and drilling activity. This diversification is clearly evident for the year, as Oilfield accounted for approximately 47% of Newalta's total assets and generated 57% of Newalta's revenue and 78% of Newalta's combined net margin, compared to 67%, 69% and 88%, respectively, in 2005. The table below reflects Oilfield's results for the year ended December 31:

	Year Ended December 31,		
($000s)	2006	2005	Change

Revenue – external	**252,622**	170,850	48%
Revenue – internal	**3,012**	980	207%
Operating costs	**139,189**	83,037	68%
Amortization and accretion	**15,145**	11,980	26%
Net Margin	**101,300**	76,813	32%
Net margin as % of revenue (%)	**40%**	45%	(11%)
Maintenance capital	**10,592**	5,980	77%
Growth capital	**41,278**	16,690	147%

The increase in Oilfield revenue was driven primarily from new business initiatives in drill site and onsite activities, as well as the development of satellites and partnerships, accounting for approximately 70% of the increase. The remaining revenue improvement was attributable to gains in waste processing and increased crude oil sales, consistent with improved demand for services and strong industry activity levels. Increased crude oil sales accounted for $5.4 million in incremental revenue or 7% of total Oilfield revenue growth in 2006. Overall, the proportion of Oilfield's revenue coming from crude oil sales has been reduced due to new business initiatives, particularly in Drill Site services.

The Drill Site services business unit made up approximately 30 % of Oilfield's overall revenue in 2006 and consists of the acquisitions summarized in the table below:

Acquisition Date	Assets acquired From	Location	Purchase Price ($)	Description of Acquired Assets
June 1, 2004	Coyote Oilfield Rentals (Alta) Ltd. ("Coyote")	Alberta	5.1 million	13 people and 28 centrifuge units which are leased to oil and gas producers throughout western Canada as part of a comprehensive drilling mud management program.
August 1, 2005	WasteCo Environmental Services Ltd. ("WasteCo")	Alberta, British Columbia, Saskatchewan	4.0 million(1)	73 people, providing a broad range of oilfield and industrial waste management services including waste tracking and oilfield site reclamation. Also includes three soil treatment operations, two transfer station facilities and two Class II industrial landfill operations.
November 1, 2005	GLP Group Inc. ("GLP")	Alberta	52.9 million(2)	118 people providing drill site waste management and drilling fluids services.
June 1, 2006	Treeline	Alberta British Columbia, Saskatchewan	18.8 million(3)	50 full-time people and 100 field consultants, providing drilling waste management, site assessment, reclamation services in addition to well, pipeline and facility abandonment services.
Total Drill Site Acquisitions			**80.8 million**	

1The total purchase price for the WasteCo acquisition was $8.1 million; however, half of the acquired assets were integrated into Newalta's Drill Site business unit, with the other half being integrated into the Industrial business unit.

2Purchase price consisted of $28.9 million of cash and $24.0 million in trust units of the Fund

3Purchase price consisted of $13.8 million of cash and $5.0 million in trust units of the Fund

Overall, the strong performance in Oilfield was partially offset by decreased demand for drill site services as a 40% decrease in natural gas prices in the fourth quarter of 2006 caused drilling activity to decline by almost 30% when compared to the fourth quarter of 2005.

The increase in operating costs outpaced the revenue growth by 20% in 2006 mainly due to a change in the business mix of services offered through acquisitions and new business initiatives. However, as a percentage of revenue, net margin only decreased 11%. While some of the new business initiatives, such as drill site services, generate lower margins as a percentage of revenue, they have resulted in consistent return on capital and allow the division to become a full service waste management provider to its existing customers. Return on capital in 2006 for Oilfield was 41%, consistent with returns in 2005.

Crude oil sales increased 29% to $24.3 million in 2006 compared to $18.9 million in 2005. The total volume of crude oil recovered was 1,475,722 barrels compared to 1,319,032 barrels, a 12% increase from 2005. The volume of crude oil sold to Newalta's account was 406,441 compared to 341,541 barrels in 2005, a 19% increase. The price per barrel sold for the year increased by 8% to an average price of $59.84 per barrel compared to an average price of $55.24 per barrel in 2005.

The increase in maintenance capital expenditures is the direct result of higher activity levels throughout the year resulting in increased equipment utilization when compared with the prior year. The increase in growth capital was dedicated to productivity improvements at several facilities, drill site waste management units and the addition of centrifuges.

Management expects that as long as the softening in commodity prices and drilling activity continues Oilfield's results will continue to be impacted in 2007.

Industrial

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil through a fixed facility network, and provides mobile on site services throughout western Canada. A significant portion of Industrial's revenue is also derived from the processing and disposal of oilfield wastes. Industrial has approximately 360 people working in 17 facilities in Alberta and British Columbia. Recovered materials are processed into resalable products, including base oils, refinery feedstock, industrial fuels and carrier fluids, such as drilling oil. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resalable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year-over-year. Industrial accounted for 16% of Newalta's total assets and generated 22% of total revenue and 10% of Newalta's combined segment net margin for the year (compared with 27%, 31% and 12% respectively for 2005).

The table below reflects Industrial's results for the year ended December 31:

	Year Ended December 31,		
($000s)	**2006**	2005	Change
Revenue – external	**97,673**	77,236	26%
Revenue – internal	**2,389**	60	3882%
Operating costs	**81,339**	61,542	32%
Amortization and accretion	**5,741**	5,099	13%
Net Margin	**12,982**	10,655	22%
Net margin as % of revenue (%)	**13%**	14%	(7%)
Maintenance capital	**3,375**	2,068	63%
Growth capital	**6,997**	3,440	103%

The 26% increase in revenue is primarily a result of increased activity at the service centres, with the balance evenly split between increased oil recycling and transport services. Service centre waste receipt volumes were up 10% year-over-year, led by a 27% increase in wastewater receipts, and were driven by growth in on site and project work and the expansion of transportation capabilities. Oil recycling revenue increases were a function of increased prices and volumes of products sold. Product sales accounted for

39% of Industrial's total revenue in 2006. Management is focused on cost management and integration to further enhance profitability in 2007. At the end of 2006, Industrial was integrated into Oilfield to form the Western Division. Senior management and sales positions were consolidated with Oilfield or eliminated, which is expected to result in significant overhead cost reductions.

The increase in Industrial maintenance capital expenditures focused mainly on oil recycling facility maintenance. The increase in growth capital expenditures included the acquisition of new centrifuges and facility upgrades.

Industrial is expected to deliver improved returns as additional productivity gains are realized, overheads are further reduced and services are expanded and is well positioned to exploit the competitive advantages of experienced management, a high quality fixed facility network and infrastructure coupled with a broad service offering.

EASTERN DIVISION (includes Ontario and Québec/Atlantic Canada Business Units)

Eastern was created upon the acquisition of PSC Canada in January 2006 with operations in Ontario, and the subsequent expansion of Newalta into Québec and Atlantic Canada. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of high quality assets. This network features an engineered non-hazardous solid waste landfill that historically handles approximately 500,000 metric tonnes of waste per year and based on current volumes has an estimated remaining life of 17 years. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite handling; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has helped to diversify Newalta's services and reduce exposure to commodity prices and drilling activity, thereby promoting less variability in funds from operations and, consequently distributions to unitholders. For the year ended December 31, 2006, Eastern accounted for approximately 32% of Newalta's total assets and generated 21% of Newalta's total revenue and 12% of Newalta's combined net margin.

($000s)	Year Ended December 31 2006
Revenue – external	**90,746**
Revenue – internal	**69**
Operating costs	**64,131**
Amortization and accretion	**11,319**
Net Margin	**15,365**
Net margin as % of revenue (%)	**17%**
Maintenance capital	**6,286**
Growth capital	**20,994**

Consistent with Newalta's corporate strategy to become a national brand, Eastern executed an expansion strategy through the completion of six acquisitions in 2006. These acquisitions added to both Eastern's geographic reach and portfolio of services. A brief summary of the acquisitions is provided in the table below:

Acquisition Date	Business acquired	Location	Purchase Price ($)	Description of Acquired Assets
January 3,	PSC Canada	Ontario	120.4 million	Seven facilities, an industrial waste

2006				landfill and over 300 people providing waste collection and disposal services in central and eastern Canada.
August 1, 2006	Norama Industries Inc. ("Norama")	Québec	10.8 million	Three facilities and 100 people providing industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.
August 31, 2006	Island Waste Management Inc. ("Island Waste")	St. John's, Newfound land	5.8 million [1]	Waste transfer facility with 17 people that provide services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.
October 6, 2006	Services Matrec Inc ("Matrec")	Québec	30.5 million	Network of eight facilities and 130 people providing collection, treatment and disposal of industrial wastes, soil and water treatment services and on site industrial cleaning services.
November 1, 2006	Solutions Environnemen -tales MPM ("MPM")	Québec	3.9 million	Employs 17 people and provides environmental solutions and industrial waste management services to automotive and other industrial companies in Québec.
December 7, 2006	Matrix Environmental Inc. ("Matrix")	Dartmouth, Nova Scotia	8.6 million	Includes 50 employees operating facilities in Fredericton, New Brunswick and Dartmouth, Nova Scotia that provide oil recovery and industrial waste management to offshore oil and gas producers, refiners and municipal waste generators.
Total Eastern Acquisitions			**180.0 million**	

[1] Purchase price consisted of $3.9 million of cash and $1.9 in trust units of the Fund.

Overall, the revenue drivers for 2006 were the new acquisitions and increased activity levels at the Stoney Creek landfill. The Québec and Atlantic Canada businesses listed above contributed to 18% of Eastern's total revenue for the year and 40% of revenue for the fourth quarter. During 2006, landfill volumes increased 19% and the average selling price increased 5% resulting in a 25% increase in landfill activity revenue over 2005. The strong landfill performance more than offset the reduced activity at the Ontario facilities due to planned down-time at Ontario service centres for the execution of strategic growth capital projects in addition to overall market softness in the automotive sector. Vehicle utilization was also down slightly by 2% compared to 2005 due to market conditions.

In the second quarter of 2006, Eastern disposed of a non-strategic in-plant industrial cleaning service operation for $3.2 million (net of $0.3 million in disposition costs). A $1.0 million gain (net of tax) was recorded on disposal. Revenue from the discontinued operation was $5.4 million in 2006. Proceeds of $2.7 million have been received to date with the balance being payable by the purchaser in 2007.

Capital spending, excluding acquisitions, for Eastern was $27.3 million for the year. The capital spending was concentrated on facility improvements, productivity and efficiency improvements and service expansion. These investments are expected to provide the division with the asset base to continue to deliver growth in 2007.

The outlook for Eastern remains positive. The integration of the recent Québec and Atlantic Canada acquisitions are underway and the division enters 2007 with approximately 550 people operating 24 facilities in Ontario, Québec and Atlantic Canada. Management's priorities are capturing growth and improving returns at all facilities as well as the timely execution of capital projects for internal growth.

Corporate and Other

	Year Ended December 31,		
($000s)	**2006**	**2005**	**Change**
Selling, general and administrative expenses	**42,977**	25,663	67%
- as a % of revenue	**9.7%**	10.3%	-6%
Amortization and accretion	**34,319**	18,960	81%
- as a % of revenue	**7.8%**	7.6%	2%
Interest expense	**7,665**	3,479	120%
Average debt level	**106,338**	57,878	84%
Effective interest rate (%)	**7%**	6%	20%

The increase in selling, general and administrative ("SG&A") costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10% or less, of revenue. Both the quarter and the year-to-date results for SG&A are consistent with this objective.

Increased amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, management expects that amortization will remain relatively flat.

The increase in interest expense was mainly the result of higher average debt levels in both the quarter and the year when compared to 2005 coupled with higher interest rates. The increase in the effective interest rate is due to increased interest rates when compared to the same period last year. Newalta pays interest based on the prime rate set by its lender (which is based on the Bank of Canada rate) plus a percentage that may vary from zero to two percent depending on the long term debt to EBITDA ratio of Newalta as defined in the credit facility agreement. The average Bank of Canada rate for the year ended December 31, 2006 increased to 4.3% (5.8% for the prime business rate), a 48% increase (31% for the prime business rate) over the same period in 2005. See "Liquidity and Capital Resources" in this MD&A for discussion of Newalta's long term borrowings.

A current tax expense for the year of $0.1 million was recorded compared to current income tax of $0.9 million in 2005. The lower expense is due to the elimination of Federal Large Corporation tax effective January 1, 2006. Current tax expense in 2005 was related to Large Corporation Taxes and provincial capital taxes. Under Newalta's existing structure, based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes in 2007, with the exception of provincial capital taxes. The earliest that taxes may become payable is 2008. Future income tax expense year-to-date decreased by $5.9 million to $2.7 million in 2006. The decrease was attributable to the reduction in future provincial and federal income tax rates which were partially offset by future tax expense related to an increase in earnings in the current year. See "Critical Accounting Estimates – Future Income Taxes" in this MD&A for further discussion on the risks associated with the recent announcements from the Federal government proposals to impose an income tax on distributions prior to distribution.

As at March 7, 2007, the Fund had 40,020,544 trust units outstanding and outstanding rights to acquire up to 1,845,850 trust units

Summary of Quarterly Results (unaudited)

($000s except per unit data)	**2006**	2005

(unaudited)	**Q4**	**Q3**	**Q2**	**Q1[1]**	Q4	Q3	Q2	Q1
Revenue	122,498	120,297	96,082	102,164	86,663	65,900	47,036	48,487
Operating income	16,209	24,846	14,363	21,473	18,862	17,894	8,674	11,015
Net earnings	15,356	20,136	22,685	17,388	14,445	14,394	8,344	9,795
- continuing operations	15,528	20,136	21,213	17,203	14,445	14,394	8,344	9,795
- discontinued operations	(172)	-	1,472	185	-	-	-	-
Earnings per unit ($)	0.42	0.55	0.62	0.56	0.51	0.52	0.30	0.36
- continuing operations	0.42	0.55	0.58	0.55	0.51	0.52	0.30	0.36
- discontinued operations	(0.00)	-	0.04	0.01	-	-	-	-
Diluted earnings per unit ($)	0.41	0.54	0.61	0.54	0.50	0.51	0.30	0.35
- continuing operations	0.41	0.54	0.57	0.53	0.50	0.51	0.30	0.35
- discontinued operations	(0.00)	-	0.04	0.01	-	-	-	-
Weighted average units – basic	36,860	36,734	36,381	31,291	28,597	27,715	27,574	27,343
Weighted average units - diluted	37,282	37,279	37,000	31,917	29,066	28,190	28,028	27,910

[1]The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance for the first two quarters of 2005 was relatively consistent with seasonal variation as described below. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in Oilfield. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of the assets GLP Group Inc. and WasteCo Environmental Services Ltd. and the growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for service which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from expansion of drill site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in Oilfield as well as the acquisition of PSC Canada. The PSC Canada acquisition has added approximately $20 million in revenue each quarter. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the Oilfield market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by a net $6.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. The increase in the weighted average number of trust units in the same quarter was mainly attributable to the 7.0 million trust units issued in connection with the equity financing completed in March 2006. Net earnings for Q4 have decreased from Q3 mainly due to a softening of market conditions in the oil and gas sector which negatively impacted revenue and profitability in Oilfield. The lower Oilfield revenue was more than offset by the recent strategic acquisitions in eastern Canada.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Eastern. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for this segment. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue also averages approximately 27% and has ranged from 24% to 30%. In 2006, quarterly revenue as a percentage of total year-end revenue was 23% in the first quarter, 22% in the second quarter, 27% in the third quarter and 28% in the fourth quarter.

Distributable cash from operations is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, 9% of the maintenance capital expenditures were incurred in the first quarter, 30% in the second, 38% for the third quarter and 23% in the final quarter of the year.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the annual consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed and ease with which an asset can be converted into cash. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $36.1 million at December 31, 2006 compared with $47.2 million at September 30, 2006 and $27.3 million at December 31, 2005. At current activity levels, working capital of $36.1 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. A measure used by the fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at December 31, 2006 reflected that Newalta has sufficient assets to cover its current liabilities by 1.4 times (at September 30, 2006 the ratio was 1.6 and at December 31, 2005 it was 1.5). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of trust units from treasury. Newalta's primary uses of funds are operational and administrative expenses, maintenance and growth capital spending, distributions, and acquisitions.

The following table reflects that the Fund uses funds from operations to source financing for its maintenance capital expenditures and asset retirement expenditures. The residual of this is considered by management to be the amount of cash available for growth capital expenditures and distributions. The second table provides a comparison of cash distributed and payable to cash from operations and net earnings.

	Three Months Ended December 31		**Year Ended December 31**	
($000s)	**2006**	**2005**	**2006**	**2005**
Cash flows generated from operating activities	**29,827**	24,724	**111,963**	71,732
Add back (deduct):				
Changes in working capital	**(3,900)**	(1,093)	**(772)**	3,344
Asset retirement costs incurred	**560**	196	**1,319**	236
Funds from operations (A)	**26,487**	23,827	**112,510**	75,312
Less:				
Maintenance capital expenditures	**(4,936)**	(3,284)	**(21,078)**	(8,847)
Asset retirement obligation settlements	**(560)**	(196)	**(1,319)**	(236)
Proceeds on sale of capital assets	**66**	70	**454**	1,008
Proceeds on disposal of discontinued operations	**(133)**	-	**2,674**	-
Cash available for growth & distributions[1] (B)	**20,924**	20,417	**93,241**	67,237

Cash distributed (C)	**(18,546)**	(10,333)	**(65,355)**	(40,859)
Excess cash	**2,378**	10,084	**27,886**	26,378
(C) / (A)	**70%**	43%	**58%**	54%
(C) / (B)	**89%**	51%	**70%**	61%

On a per unit basis Newalta declared distributions of $0.165 to Unitholders from January through April 2006. In light of the strong profitable growth and healthy market conditions, monthly distributions for the balance of the year were increased 12% to $0.185 per unit, for total declared distributions for the year of $2.14 ($2.22 annually based on $0.185 per unit per month).

	Three Months Ended December 31		**Year Ended December 31**		
($000s)	**2006**	2005	**2006**	2005	2004
Cash flows generated from operating activities	**29,827**	24,724	**111,963**	71,732	49,718
Distributions declared	**(20,460)**	(13,751)	**(75,923)**	(49,602)	(39,659)
Cash excess	**9,367**	10,973	**36,040**	22,130	10,059
Net earnings	**15,356**	14,445	**75,565**	46,978	36,205
Distributions declared	**(20,460)**	(13,751)	**(75,923)**	(49,602)	(39,659)
Net earnings (shortfall) excess	**(5,104)**	694	**(358)**	(2,624)	(3,454)

The ratio of cash distributed as a percentage of cash available for growth and distributions for the year ended December 31, 2006 was 70% compared with 61% last year. The increase in this ratio is due to the increase in monthly distributions, the 7.0 million units issued as a result of the March 2006 equity financing as well as a 138% increase in maintenance capital expenditures in 2006 compared to last year.

Declared distributions have been historically targeted at less than 80% of cash available for growth and distributions. For 2006, Newalta declared distributions in the amount of $75.9 million, representing 81.4% of cash available for growth and distributions. Cash distributed in 2006 was $65.4 million (representing 70% of cash available for growth and distributions) with $8.5 million of declared distributions being reinvested by unitholders into the Fund through the DRIP. In light of the uncertainty regarding proposed changes to the Canadian tax legislation modifying the taxation of mutual fund trusts, the Fund expects to maintain its monthly distributions at $0.185 per Unit during 2007.

Cash flows generated from operating activities were well in excess of distributions declared in each of 2006, 2005 and 2004. The excess cash generated from operating activities has been reinvested to partially fund Newalta's maintenance and growth capital expenditures. Furthermore, cash flows generated from operating activities does not include other cash proceeds from the disposal of assets of $3.2 million nor does it account for the $8.5 million of distributions paid which were reinvested by unitholders into the Fund through the DRIP. The Fund issued 306,960 trust units through the DRIP in 2006. The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. Net earnings for 2006 were slightly less than distributions declared compared to a shortfall of $2.6 million in 2005. The net earnings margin over distributions declared is lower than cash flows generated from operating activities mostly due to non-cash amortization expense associated with long term assets.

Capital expenditures are partially funded by excess cash generated from operations with the balance funded by drawing on the Corporation's existing credit facilities. During the year, Newalta spent $87.6 million on growth capital and $198.7 million on acquisition expenditures. The acquisition expenditures were paid through cash consideration of $191.8 million (of which $7.2 million had been paid in 2005) and $6.9 million in trust units. The cash portion was funded by drawing on Newalta's credit facilities. A portion of the bank debt was repaid in March 2006 through the issuance of 7.0 million trust units for net proceeds of $185.7 million. The table below reflects capital expenditures and net cash financing requirements for the year:

($000s)	**2006**	2005
Growth capital	87,567	29,519
Acquisitions	198,743	78,294
Total growth and acquisition capital	286,310	107,813
Maintenance capital	21,078	8,847
Total Capital Expenditures	307,388	116,660
Proceeds from disposal of capital assets	(454)	(1,008)
Proceeds from disposal of discontinued operations	(2,674)	-
Net capital expenditure funding requirement	304,260	115,652

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35.0 million extendible operating facility for working capital requirements (consistent with the previous agreement) and a $245.0 million (previously $165.0 million) extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

At the end of the year, the Fund had unused credit facility capacity of $75.4 million. Subsequent to year end, the Fund closed an equity financing issuing 3.0 million trust units for net proceeds of $74.0 million. The net proceeds of the offering were used to repay the funds borrowed under the credit facility to complete the acquisitions in Québec and Atlantic Canada and the acquisition of Treeline. After applying the net proceeds of the offering, as at February 28, 2007, approximately $127.9 million of debt is outstanding under Newalta's revolving extendible term facilities. Newalta's budgeted capital expenditures for 2007 are $148.0 million, consisting of $28.0 million in maintenance capital expenditures and $120.0 million in growth capital expenditures for investments in internal growth opportunities

Newalta is also required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be cashed unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At December 31, 2006, letters of credit and bonds provided as financial security to third parties totaled $49.9 million. Of this amount $38.4 million is committed on the Corporation's credit facility, which provides for $55.0 million in letters of credit as part of the $245.0 million extendible term credit facility. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility as reflected in the table below:

RATIO	**December 31, 2006**	**THRESHOLD**
Current Ratio[1]	1.37:1	1.20:1 minimum
Funded Debt to EBITDA[2]	1.25:1	2.25:1 maximum
Total Debt Service Coverage Ratio[3]	4.44:1	1.00:1 minimum

1 Current Ratio means, the ratio of consolidated current assets to consolidate net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any)

2 Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

3 Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid, (ii) the aggregate of

all scheduled principal payments, all payments required under capital leases and interest expense for such period.

The Fund's contractual obligations and payments are outlined in the following table, based on the terms of the credit facility as at December 31, 2006 and assuming no extension:

	Total	Less than one year	1-3 years	4-5 years	Thereafter
Office leases	60,759	4,932	18,657	10,024	27,146
Operating leases	16,677	4,985	10,230	1,462	-
Surface leases	7,198	1,022	3,183	2,224	769
Long-term debt	166,271	-	166,271	-	-
Total commitments	250,905	10,939	198,341	13,710	27,915

The most significant near term portion of the Fund's long-term obligation are its office building leases which range from 5 to 12 years. The above amounts do not include the expected reduction to existing lease obligations as a result of entering into proposed sub-lease arrangements. The total estimated future cost for asset retirement at December 31, 2006 was $9.8 billion. The net present value of this amount, $18.5 million, has been accrued on the consolidated balance sheet at December 31, 2006. The majority of the undiscounted future asset retirement obligations relates to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the Stoney Creek landfill, the total future costs are $15.3 million.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services was $0.8 million for the year ended December 31, 2006 ($0.6 million in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the year ended December 31, 2006 was $1.7 million ($0.6 million in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

2006	**Oilfield**	**Industrial**	**Eastern**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**64,316**	**26,370**	**31,812**	-	-	**122,498**
Inter segment revenue[1]	**1,891**	**632**	**69**	**(2,592)**	-	-
Operating expense	**39,963**	**22,017**	**22,903**	**(2,592)**	-	**82,291**
Amortization and accretion	**4,180**	**1,523**	**3,598**	-	**676**	**9,977**

Net margin	**22,064**	**3,462**	**5,380**	**-**	**(676)**	**30,230**
Selling, general and administrative	**-**	**-**	**-**	**-**	**11,597**	**11,597**
Interest expense	**-**	**-**	**-**	**-**	**2,424**	**2,424**
Operating income – continuing operations	**22,064**	**3,462**	**5,380**	**-**	**(14,697)**	**16,209**
Operating income – discontinued operations	**-**	**-**	**(172)**	**-**	**-**	**(172)**
Capital expenditures[3]	**19,324**	**4,457**	**56,577**	**-**	**8,520**	**88,878**
Goodwill	**53,831**	**1,130**	**35,117**	**-**	**-**	**90,078**
Total assets	**376,959**	**132,370**	**255,449**	**-**	**38,066**	**802,844**

2005	Oilfield	Industrial	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	63,469	23,194	-	-	-	86,663
Inter segment revenue[1]	354	44	-	(398)	-	-
Operating expense	33,290	19,601	-	(398)	-	52,493
Amortization and accretion	3,708	1,159	-	-	348	5,215
Net margin	26,825	2,478	-	-	(348)	28,955
Selling, general and administrative	-	-	-	-	8,774	8,774
Interest expense	-	-	-	-	1,319	1,319
Operating income	26,825	2,478	-	-	(10,441)	18,862
Capital expenditures[3]	68,739	3,343	-	-	4,593	76,675
Goodwill	34,182	1,130	-	-	-	35,312
Total assets	305,986	123,517	-	-	28,143	457,646

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.
[3] Includes capital asset additions and the purchase price of acquisitions.

OVERALL PERFORMANCE

Expansion into eastern Canada through the completion of three asset acquisitions contributed to strong fourth quarter results for Newalta. Revenue in the fourth quarter was up 41% to $122.5 million compared to the same period in 2005. Operating income decreased 14% to $16.2 million and net earnings increased 6%, mostly attributable to a sharp decline in drilling activity in the fourth quarter which negatively impacted Newalta's oilfield operations, particularly in its drill site services. The operating segments generated, on a combined basis, a total net margin of $30.9 million, an increase of 5% over the prior year's $29.3 million. Eastern contributed $5.4 million in net margin and Industrial generated an additional $1.0 million net margin over last year, while Oilfield was down $4.8 million. Corporate initiatives undertaken during the year, including growth capital investments, acquisitions and improved utilization of operational assets, have contributed significantly to these results. Eastern led the revenue growth with a contribution of

$31.8 million or 89% of the revenue growth compared to the fourth quarter of 2005. Industrial contributed $3.2 million of the revenue growth while Oilfield's revenue was consistent with the prior year's fourth quarter results.

SG&A costs increased by $2.8 million to $11.6 million, however, as a percentage of revenue, SG&A costs have decreased to 9.5% compared to 10.1% in the fourth quarter of 2005. The increase in costs is related to salaries and related costs associated with acquisitions completed throughout the year. In 2006, Newalta added approximately 1,000 employees through acquisitions and growth. As a percentage of revenue, SG&A costs remain consistent with management's objective of maintaining SG&A costs at 10% or less of revenue.

Maintenance capital expenditures for the quarter were $4.9 million compared to $3.3 million in 2005. Growth capital expenditures were $45.7 million. Growth capital of $12.5 million was invested in Eastern focusing on facility improvements, productivity and efficiency improvements and service growth. In Oilfield, $21.9 million in growth capital was spent to expand the drill cuttings fleet, upgrade and acquire centrifuge packages, increase waste processing capabilities at existing facilities, facility upgrades and the construction of a new landfill. Industrial spent $3.1 million and corporately, $8.2 million of growth capital expenditures were incurred related to the implementation of a new information system and leasehold improvement costs.

WESTERN DIVISION

Oilfield maintained revenue consistent with the fourth quarter of 2005 despite the effects of a 40% decrease in the AECO natural gas price which saw a decrease in drilling utilization rates to 56% in 2006 compared with 82% for the same period in 2005. This reduced drilling activity resulted in lower waste volumes being processed and a significant decrease in drill site services.

Oilfield net margin decreased $4.8 million to $22.1 million, of which $2.4 million was attributable to the Drill Site business unit as utilization levels in drill cuttings and solids control services fell to approximately 40% from 90% in 2005. Oilfield business unit net margin declined modestly by $1.5 million due to reduced activity levels and crude oil prices. The acquisition of Treeline in the second quarter of 2006 helped to offset this decrease with a contribution to revenue in the fourth quarter of $8.5 million.

The total volume of crude oil recovered in the fourth quarter was 347,372 barrels compared to 432,142 barrels in 2005, a decrease of 20%. Recovered crude oil sales decreased were $5.1 million compared to $5.5 million in 2005, a decrease of $0.4 million. The volume of crude oil sold to Newalta's account was 99,602 barrels compared to 97,923 barrels in 2005, representing a 2% increase. Average crude oil prices decreased to $51.44 per barrel compared with $56.06 per barrel in the fourth quarter of 2005 mainly due to the stronger Canadian dollar and wider differentials to light crude oil for medium and heavy crude oil.

Industrial revenue grew by 14% to $26.4 million and net margin increased 40% to $3.5 million compared to $23.2 million and $2.5 million, respectively, in 2005. The increase in revenue was mainly attributable to higher oil recycling revenue due to improved product pricing, which increased 4% and increased sales volumes, which were up 23%.

Administrative costs for Western as a whole were up $0.6 due to growth in the business.

EASTERN DIVISION

Eastern made the most significant contribution to Newalta's growth in the fourth quarter results delivering revenue of $31.8 million and net margin of $5.4 million. Eastern is a new division in 2006 and continued to grow through the completion of three acquisitions in the fourth quarter. Newalta acquired certain assets of Matrec on October 6 for $30.5 million as well as the assets of MPM and Matrix on November 1, 2006 and December 7, 2006, respectively, for a total purchase consideration of $12.4 million. These acquisitions now extend Newalta's national network of facilities to include Nova Scotia, New Brunswick and additional facilities in Québec. In addition, activity at the Stoney Creek landfill in Ontario continued to be strong in the fourth quarter with a 22% increase in revenue compared to the same period in 2005. The landfill's revenue contribution partially offset transportation revenue decreases due to weakness in Ontario's automotive sector.

OUTLOOK

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 14 years. The acquisitions and capital investments completed in 2006 expanded Newalta's geographic reach across Canada and reduced exposure to commodity prices and drilling activity. While maintaining growth in western Canada, Newalta anticipates continuing to invest in opportunities to exploit its position in the large eastern Canadian market by expanding services, transferring operating knowledge, adding new technologies, improving market coverage and enhancing productivity. These opportunities across Canada are expected to further diversify services and capitalize on Newalta's national network, organization, infrastructure and strong customer relationships.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. Other than additional asset retirement obligations assumed as a result of acquisitions, there have been no significant changes in the estimates used to prepare the asset retirement obligation for the year ended December 31, 2006.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not, that an impairment may have occurred. Determining whether an impairment has occurred required valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

The proposed changes to the Income Tax Act (Canada) (the "Tax Act") announced by the Minister of Finance on October 31, 2006, will have an impact on the future taxation of Newalta and therefore could impact the valuation of goodwill. The proposed changes have not been substantially enacted at the time of writing this MD&A, however, management has seen fit to review its calculation of goodwill and did not find there to be an impairment in goodwill as at December 31, 2006.

Stock based compensation

Newalta has a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan") and a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may be settled net in cash by the grantee. As such, rights granted under the 2003 Plan are accounted in accordance with the fair value recognition provisions of Canadian GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights, the expected volatility of the Fund's units and the expected distributions. In addition, judgment is required to estimate the number of stock-based awards that are expected to be forfeited.

The rights granted under the 2006 Plan are accounted for as stock appreciation rights since they are subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date

Amortization

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operating of the Fund's plant and equipment.

Future income taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rate. On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. The October 31, 2006 announcement was followed by the release of draft legislation by Finance on December 21, 2006. The 2006 Proposed Changes will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the unitholders.

Assuming that the detailed legislation relating to the 2006 Proposed Changes is released and enacted in accordance with the 2006 Proposed Changes it is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The 2006 Proposed Changes permit "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the 2006 Proposed Changes to be effective at a date earlier than January 1, 2011. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	**Safe Harbour Limit** *(% of October 31, 2006 Market Capitalization)*	**Newalta's Market Capitalization ($)**	**Newalta's Safe Harbour Limit ($)**
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			**1.218 billion**

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the outstanding debt of the Fund (on a consolidated basis) was approximately $130.9 million.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes state that such proposals may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the 2006 Proposed Changes.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Interest on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

NEW STANDARDS IN 2007 AND 2008

Accounting Changes

In July of 2006, the CICA issued revised Section 1506, Accounting Changes. The revised Section is effective for fiscal years beginning on or after January 1, 2007. The Section requires that voluntary changes in accounting policy are only to be made if they result in the financial statements providing reliable and more relevant information and includes new disclosure requirements in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This section will not have a material impact on the Fund's operations as the changes are largely disclosure related. The Fund did not have any new or changes in accounting policies in 2006.

Financial Instruments

In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, Comprehensive Income; Section 3251 Equity; Section 3855 Financial Instruments – Recognition and Measurement; and Section 3865 Hedges. Subsequently, the CICA also issued section 1651 Foreign Exchange related to the implementation of the new financial instruments sections. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early adoption of any one of these standards also requires early adoption of at least two of the other three.

These new accounting standards will converge more closely with U.S. GAAP and International Financial Reporting Standards (IFRS) as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Fund does not expect that there will be a material impact in its financial statements as a result of these standards at this point in time. As at December 31, 2006, the Fund did not have any contracts in place which would require a change in accounting treatment based on these new standards.

In addition, the CICA has also issued Handbook sections 1535 Capital Disclosures; 3862 – Financial Instruments Disclosures and 3863 – Financial Instruments Presentation, all of which are not effective until fiscal periods beginning on or after October 1, 2007. The Fund has not made an assessment at this point in time of the impact of these new sections on its financial statements.

Stock Based Compensation

In 2006, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA) issued EIC 162 – Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. The EIC is effective for interim and annual periods beginning on or after October 1, 2006. The EIC concluded that stock based compensation should be measured and recognized into income prior to the retirement date of the employee to match the expense to the service period. This guidance did not require any changes in accounting for stock based compensation for Newalta employees.

A number of other new handbook sections related to public sector accounting and life insurance companies and other new guidance from the EIC were issued during the course of the year, however, none of these sections were analyzed as it was determined the sections and guidance were not applicable to Newalta's existing business.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from its customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in U.S. dollar exchange rates relative to the Canadian dollar. Newalta sells and purchases some products in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer (collectively "the Certifying Officers") have evaluated the effectiveness of Newalta's disclosure controls and procedures as of December 31, 2006 and have concluded that such disclosure controls and procedures were effective. In addition, the Certifying Officers have designed, or caused it to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There have not been any changes in the internal control over financial reporting in the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect the internal control over the financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund
Consolidated Balance Sheets

($000s)	December 31, 2006	December 31, 2005
Assets		
Current assets		
Accounts receivable	**120,621**	71,305
Inventories (Note 5)	**9,238**	8,478
Prepaid expenses and other assets	**3,729**	2,211
Future income tax (Note 11)	**-**	834
	133,588	82,828
Deferred costs (Note 6)	**-**	7,175
Notes receivable (Note 7)	**1,031**	1,355
Capital assets (Note 8)	**528,085**	324,946
Intangible assets (Note 9)	**50,062**	6,030
Goodwill (Note 3)	**90,078**	35,312
	802,844	457,646
Liabilities		
Current liabilities		
Accounts payable	**90,650**	50,732
Distributions payable (Note 16)	**6,834**	4,794
	97,484	55,526
Long-term debt (Note 10)	**166,271**	107,369
Future income taxes (Note 11)	**72,910**	47,179
Asset retirement obligations (Note 12)	**18,484**	5,468
	355,149	215,542
Unitholders' Equity (Notes 13 and 21)		
Unitholders' capital	**394,601**	188,761
Contributed surplus	**1,226**	1,117
Retained earnings	**51,868**	52,226
	447,695	242,104
	802,844	457,646

Newalta Income Fund
Consolidated Statements of Operations and Retained Earnings

($000s except per unit data) (unaudited)	For the three months ended December 31 2006	2005	For the year ended December 31 2006	2005
Revenue	**122,498**	86,663	**441,041**	248,086
Expenses				
Operating	**82,291**	52,493	**279,189**	143,539
Selling, general and administrative	**11,597**	8,774	**42,977**	25,663
Interest	**2,424**	1,319	**7,665**	3,479
Amortization and accretion	**9,977**	5,215	**34,319**	18,960
	106,289	67,801	**364,150**	191,641
	16,209	18,862	**76,891**	56,445
Provision for (recovery of) income taxes (Note 11)				
Current	**(229)**	419	**90**	869
Future	**910**	3,998	**2,721**	8,598
	681	4,417	**2,811**	9,467
Net earnings from continuing operations	**15,528**	14,445	**74,080**	46,978
Earnings from discontinued operations (Note 4)	**(172)**	-	**1,485**	-
Net earnings	**15,356**	14,445	**75,565**	46,978
Retained earnings, beginning of period	**56,972**	51,532	**52,226**	54,850
Distributions	**(20,460)**	(13,751)	**(75,923)**	(49,602)
Retained earnings, end of period	**51,868**	52,226	**51,868**	52,226
Earnings per unit from continuing operations (Note 15)	**0.42**	0.51	**2.10**	1.69
Earnings per unit from discontinued operations (Note 15)	**(0.00)**	-	**0.04**	-
Earnings per unit	**0.42**	0.51	**2.14**	1.69
Diluted earnings per unit from continuing operations (Note 15)	**0.41**	0.50	**2.07**	1.66
Diluted earnings per unit from discontinued operations (Note 15)	**(0.00)**	-	**0.04**	-
Diluted earnings per unit	**0.41**	0.50	**2.11**	1.66

Newalta Income Fund
Consolidated Statements of Cash Flows

($000s) (unaudited)	For the three months ended December 31, 2006	2005	For the year ended December 31, 2006	2005
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**15,528**	14,445	**74,080**	46,978
Items not requiring cash:				
Amortization and accretion	**9,977**	5,215	**34,319**	18,960
Future income taxes	**910**	3,998	**2,721**	8,598
Amortization of lease inducements	**(47)**	26	**(30)**	228
Stock based compensation expense	**119**	143	**609**	548
Funds from continuing operations	**26,487**	23,827	**111,699**	75,312
Funds from discontinued operations (Note 4)	**-**	-	**811**	-
Decrease (increase) in non-cash working capital (Note 20)	**3,900**	1,093	**772**	(3,344)
Asset retirement expenses incurred	**(560)**	(196)	**(1,319)**	(236)
	29,827	24,724	**111,963**	71,732
INVESTING ACTIVITIES				
Additions to capital assets (Note 20)	**(46,037)**	(17,310)	**(105,507)**	(43,999)
Net proceeds on sale of capital assets	**66**	70	**454**	1,008
Acquisitions (Note 3)	**(35,295)**	(37,491)	**(184,668)**	(54,294)
Proceeds on disposal of discontinued operations	**(133)**	-	**2,674**	-
Deferred costs		(6,625)		(6,625)
	(81,399)	(61,356)	**(287,047)**	(103,910)
FINANCING ACTIVITIES				
Issuance of units	**787**	57	**189,912**	2,122
Increase in debt	**69,258**	46,744	**50,203**	70,751
Decrease in notes receivable	**73**	164	**324**	164
Distributions to unitholders	**(18,546)**	(10,333)	**(65,355)**	(40,859)
	51,572	36,632	**175,084**	32,178
Net cash inflow	**-**	-	**-**	-
Cash – beginning of period	**-**	-	**-**	-
Cash – end of period	**-**	-	**-**	-
Supplementary information:				
Interest paid	**2,116**	900	**7,168**	3,257
Income taxes paid	**290**	46	**4,690**	421

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2006 and 2005
($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1. Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents
Cash is defined as cash and short-term deposits with maturities of three months or less when purchased.

Inventory
Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5). Cost of finished goods includes the laid down cost of materials plus the cost of direct labor applied to the product and the applicable share of overhead expense. Cost of other items of inventory comprises the laid down cost.

Capital and intangible assets
Capital and intangible assets are stated at cost, less accumulated amortization. The carrying values of capital assets and intangible assets are reviewed at least annually to determine if the value of any asset is impaired. Any amounts so determined are written off in the year of impairment. Amortization rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks and mobile equipment and is principally depreciated at rates of 5-10% of the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Some equipment is depreciated based on utilization rates. The utilization rate is determined by dividing the cost of the asset (net of estimated salvage value) by the estimated future hours of service.

Intangible assets consist of certain production processes, trademarks, permits and agreements, which are amortized over the period of the contractual benefit of 3-20 years, straight line. Certain permits are deemed to have indefinite lives and therefore are not amortized. These permits were acquired as a part of 2006 acquisitions. There are no costs to renew these permits provided that Newalta remains in good standing with regulatory authorities. As such, management reviews any changes in the regulatory environment that could cause an impairment in the value ascribed to these permits. As at December 31, 2006, there was no impairment in the value of these permits.

Landfill assets

Landfill assets represent the costs of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of acquired businesses. The Fund, at least annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining lives. Management's determination at September 30, 2006 and December 31, 2006 was that goodwill was not impaired.

Asset retirement obligations

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation and NISI based on the useful lives of the assets and the long term commitments of certain sites (20 to 300 years). Over this period, the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in amortization and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology and industry standards. Actual asset retirement costs are charged against the provision as incurred.

Revenue recognition

The major sources of revenue relate to the processing of waste material and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines. For construction projects and well abandonment work, revenue is recognized on a percentage of completion basis.

Income taxes

The Fund is a trust for income tax purposes and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. The Corporation and NISI are taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Each of the Fund and its wholly owned subsidiaries follow the liability method of accounting for income taxes. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Future income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Trust Unit Rights Incentive Plan
The Fund has two unit-based compensation plans, the 2003 Trust Units Rights Incentive Plan (the "2003 Plan") and the 2006 Trust Unit Rights Incentive Plan (the "2006 Plan", and together with the 2003 Plan, the "Rights Incentive Plans"), (Note 14). Under the Rights Incentive Plans the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation, NISI or any affiliate of the Fund rights to acquire up to 10% of the issued and outstanding trust units. The Fund uses the fair value method to account for the rights granted pursuant to the 2003 Plan and recognizes the unit based compensation expense over the vesting period of the rights, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital. Forfeitures are accounted for as incurred.

The 2006 Plan allows for individuals to settle their rights in cash. Accordingly, the Fund uses the intrinsic value method to account for these rights. The intrinsic value reflects the net cash liability calculated as the difference between the market value of the units and the exercise price of the right. This is re-measured at each reporting date.

Joint Venture and Partnership Accounting

During the year, the Fund acquired an interest in a partnership that provides certain waste management and environmental services in Labrador. The partnership is a joint venture therefore the consolidated financial statements reflect only the Fund's proportionate share of the partnership.

Measurement uncertainty
The preparation of the Fund's financial statements in a timely manner and in conformity with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenue and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for amortization, accretion, future asset retirement obligations and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

2. Seasonality of Operations

The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial and Eastern segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2006, quarterly revenue as a percentage of total year-end revenue was 23% in the first quarter, 22% in the second quarter, 27% in the third quarter and 28% in the fourth quarter.

3. Acquisitions

a) On January 6, 2006, NISI acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were established as a separate division of Newalta.

On June 1, 2006, the Corporation acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The consideration for this acquisition was comprised of $13,804 in cash and the issuance of 156,260 trust units at a value of $5,000. The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Oilfield segment and the consolidated results are included from the closing date, June 1, 2006.

The operating assets of Québec -based Norama Industries Inc. ("Norama") were acquired by NISI on August 1, 2006 for cash consideration of $10,842. Norama added to the Eastern segment, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, the Eastern segment acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") for a total purchase price of $5,797, comprised of $3,897 in cash and $1,900 in trust units, (59,273 trust units). Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

On October 6, 2006, the Eastern segment acquired the operating assets of the hazardous waste and industrial cleaning division of Services Matrec Inc. ("Matrec") for $30,470 in cash. These operations have a network of facilities throughout Québec with 130 people and provide collection, treatment and disposal of industrial wastes, soil and water treatment services and on site industrial cleaning services.

On November 1, 2006 the operating assets of Solutions Environnementales MPM ("MPM") were acquired by the Eastern segment for $3,871 in cash. MPM provides environmental solutions and industrial waste management services to automotive and other industrial companies in Québec.

On December 7, 2006, the Eastern segment acquired the assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. ("Matrix") for $8,554 in cash. Matrix's 50 employees operate a network of facilities in Fredericton, New Brunswick and Dartmouth, Nova Scotia which provide oil recovery and industrial waste management to offshore oil and gas producers, refiners and municipal waste generators.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed in 2006 by acquisition are as follows:

	Jan. 6	June 1	Aug. 1	Aug. 31	Oct. 6	Nov. 1	Dec. 7	Total
Equity issued	-	5,000	-	1,900	-	-	-	**6,900**
Deferred costs – paid in 2005	7,175	-	-	-	-	-	-	**7,175**
Cash paid in 2006	113,230	13,804	10,842	3,897	30,470	3,871	8,554	**184,668**
Total Consideration	**120,405**	**18,804**	**10,842**	**5,797**	**30,470**	**3,871**	**8,554**	**198,743**
Net working capital	9,164	8,239	(50)	(20)	(2,011)	(4)	154	**15,472**
Debt acquired	-	(8,700)	-	-	-	-	-	**(8,700)**
Capital Assets:								
Land	3,643	-	74	116	1,177	223	8	**5,241**
Plant & equipment	22,337	167	4,497	547	15,950	1,609	4,768	**49,875**
Landfill	71,187	-	-	-	-	-	-	**71,187**
Intangibles	34,600	-	720	1,367	8,000	1,000	600	**46,287**
Goodwill[1]	15,239	18,956	5,690	3,648	8,114	1,059	2,857	**55,563**
Future income tax	(23,274)	142	-	177	(586)	-	175	**(23,366)**
Asset retirement obligation	(12,491)	-	(89)	(38)	(174)	(16)	(8)	**(12,816)**
	120,405	**18,804**	**10,842**	**5,797**	**30,470**	**3,871**	**8,554**	**198,743**

1: The January 6 and June 1 acquisitions were acquisitions of shares and therefore, the related goodwill has no tax basis.

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to change, as management obtains further information.

b) The following acquisitions were completed by Newalta in 2005: on March 1, an oilfield facility in Green Court, Alberta was acquired; on April 15, an oilfield facility near Plover Lake, Saskatchewan was acquired; on August 1, 2005, substantially all of the assets of WasteCo Environmental Services Ltd. ("WasteCo"), an oilfield and industrial waste management company were acquired; on November 1, the drill site and drilling fluid assets of GLP Group Inc. ("GLP") were acquired; and on December 1, 2005, the assets of an industrial service company were acquired.

The assets of WasteCo were integrated into both Oilfield and Industrial. The GLP purchase price of $52,947 was comprised of $28,947 in cash and the issuance of 1,168,000 trust units valued at $24,000. The amount of the consideration paid and the fair values of the assets acquired and the liabilities assumed in 2005 were as follows:

	March 1	April 15	Aug. 1	Nov. 1	Dec. 1	Total
Equity issued	-	-	-	24,000	-	24,000
Cash paid in 2005	8,638	4,112	8,064	28,947	4,533	54,294
Total Consideration	**8,638**	**4,112**	**8,064**	**52,947**	**4,533**	**78,294**
Net working capital	-	-	2,678	5,380	-	8,058
Capital Assets:						
Land	-	-	-	385	-	385
Plant, equipment and landfill	7,704	4,313	4,966	22,665	3,933	43,581
Intangibles	1,000	-	500	1,500	500	3,500
Goodwill	-	-	-	22,694	100	22,794

Future income tax	-	-	-	364	-	364
Asset retirement obligation	(66)	(201)	(80)	(41)	-	(388)
	8,638	**4,112**	**8,064**	**52,947**	**4,533**	**78,294**

During 2006, Newalta reviewed the fair value of the assets purchased on November 1, 2005 from GLP Group Inc. This review resulted in a $1.1 million decrease to plant, equipment and landfill and an offsetting increase to goodwill and future income taxes. These changes have been reflected in the table above.

4. Discontinued Operations

On May 31, 2006, the Eastern segment disposed of an industrial on site cleaning services operation. This business unit was sold for total proceeds of $3,213 (net of disposal costs of $259) consisting of $2,413 in cash and an $800 non-interest bearing promissory note. The note receivable was valued at its net present value of $748 and is accreted over the life of the note. The note is repayable in equally quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly installments of $130 until November 30, 2007 with interest if certain conditions are not met at June 30, 2007. The business unit was originally acquired in the PSC Canada acquisition and therefore no restatement of the prior year is necessary. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit for the year ended December 31, 2006.

	Year ended December 31, 2006
Revenue	5,408
Operating expenses	4,597
	811
Amortization and accretion	21
Future income tax	284
Gain on disposition (net of tax)	(979)
Earnings from discontinued operations	1,485

5. Inventories

Inventories consist of the following:

	2006	2005
Recycled and processed products	**5,308**	5,532
Recovered oil	**1,912**	1,711
Parts and supplies	**1,107**	1,106
Burner fuel	**911**	129
Total inventory	**9,238**	8,478

6. Deferred Costs

Deferred costs in 2005 consist of costs directly related to the acquisition of PSC Canada. The acquisition closed on January 6, 2006 and is described in Note 3a.

7. Notes Receivable

Included in one of the acquisitions in 2005 were certain capital costs relating to landfill construction that are recoverable from a third party based on usage of the landfill. These unsecured amounts are shown as notes receivable.

8. **Capital Assets**

	2006			2005		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**10,938**	**-**	**10,938**	5,562	-	5,562
Plant and equipment	**562,556**	**(118,809)**	**443,747**	415,657	(97,278)	318,379
Landfills	**85,337**	**(11,937)**	**73,400**	3,934	(2,929)	1,005
Total	**658,831**	**(130,746)**	**528,085**	425,153	(100,207)	324,946

9. **Intangible Assets**

	2006			2005		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Non-competetition contracts	**6,370**	**(2,369)**	**4,001**	5,176	(921)	4,255
Expiring permits/rights	**11,602**	**(1,028)**	**10,574**	2,000	(225)	1,775
Indefinite permits	**35,487**	**-**	**35,487**	-	-	-
Total	**53,459**	**(3,397)**	**50,062**	7,176	(1,146)	6,030

10. **Long-term Debt**

	2006	2005
Extendible operating term facility	**6,271**	2,369
Extendible term facility	**160,000**	105,000
	166,271	107,369

Effective June 29, 2006, the Corporation arranged an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. The extendible term facility bears interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. At December 31, 2006, the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.0%. The extendible term facility bore interest at the lenders' prime rate, or at the BA rate plus 1.1%. Both facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled to occur on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

11. Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the corporate subsidiaries of the Fund's future income tax liabilities and assets are as follows:

	2006	2005
Future income tax liabilities:		
Capital assets and intangible assets	74,150	45,940
Goodwill	6,172	3,171
Deferred costs	150	189
	80,472	49,300
Future income tax assets:		
Non-capital loss carry forwards	1,454	834
Less current portion	-	(834)
Asset retirement obligation	5,909	1,881
Equity issuance costs	199	240
	7,562	2,121
Net future income tax liability	72,910	47,179

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of temporary timing differences, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The Fund itself is not subject to income tax provided it distributes all of its taxable income to unitholders. Therefore no future income taxes have been recorded. As at December 31, 2006, the Fund had $9,100 of equity issuance costs to shelter future income. There were no other temporary differences for the Fund.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2006	2005
Consolidated earnings from continuing operations of the Fund before taxes and distributions to unitholders	**76,891**	56,445
Current statutory income tax rate	**33.8%**	34.5%
Computed tax expense at statutory rate	**25,989**	19,474
Increase (decrease) in taxes resulting from:		
Reduction resulting from distributions to unitholders	**(19,935)**	(11,808)
Capital taxes	**506**	842
Non-deductible costs	**3,251**	1,650
Other	**1,650**	(691)
Effect of future income tax rate change	**(8,650)**	-
Reported income tax expense	**2,811**	9,467

During the second quarter of 2006 the Federal, Alberta and Saskatchewan provincial income tax rates were reduced, and the Federal Large Corporation Tax was eliminated effective January 1, 2006. The effect of the reduction in provincial and federal income tax rates was a decrease to both future income tax expense and future income tax liability of $8,650.

On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. The October 31, 2006 announcement was followed by the release of draft legislation by Finance on December 21, 2006. The 2006 Proposed Changes will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the unitholders.

Assuming that the legislation relating to the 2006 Proposed Changes is released and enacted in accordance with the 2006 Proposed Changes it is expected that the new distribution tax will apply to the Fund commencing in 2011.

12. Reconciliation of Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value of this amount, $18,484 ($5,468 at December 31, 2005), has been accrued on the consolidated balance sheet at December 31, 2006. The total estimated future cost for asset retirement at December 31, 2006 was $9,765,268. The majority of the undiscounted future asset retirement obligations relate to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the landfill, the total future costs are $15,268. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three months ended December 31,		Year ended December 31,	
	2006	2005	**2006**	2005
Asset retirement obligations, beginning of period	**18,458**	5,511	**5,468**	4,875
Additional retirement obligations added through acquisitions	**198**	41	**12,816**	388
Costs incurred to fulfill obligations	**(560)**	(196)	**(1,319)**	(236)
Accretion	**388**	112	**1,519**	441
Asset retirement obligation, end of year	**18,484**	5,468	**18,484**	5,468

	2007	**2008**	**2009**	**2010**	**2011**
Estimated settlement of obligations	396	1,734	548	583	506

13. Unitholders' Equity

a) Authorized capital of the Fund consists of a single class of unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	**Units (#)**	**Amount ($)**
Outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	-	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360

Outstanding as at December 31, 2005	29,055	188,761
Units issued, March 3, 2006 at $28.00 per unit	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Outstanding at December 31, 2006 (Note 21)	**36,942**	**394,601**

On August 31, 2006, the Fund issued 59,273 units to fund the acquisition of assets from Island Waste. On June 1, 2006, the Fund issued 156,250 units to fund the Treeline acquisition (Note 3(a)).

b) The following table provides a breakdown of the components of retained earnings:

	2006	2005
Accumulated earnings	**240,010**	164,445
Accumulated cash distributions	**(188,142)**	(112,219)
Retained Earnings	**51,868**	52,226

c) The following tables provide a summary of the changes to contributed surplus during the period:

	Amount ($)
Contributed surplus as at December 31, 2004	1,678
Stock based compensation expense	548
Amounts transferred to equity on exercise of rights	(1,109)
Contributed surplus as at December 31, 2005	1,117
Stock based compensation expense	609
Amounts transferred to equity on exercise of rights	(500)
Contributed surplus as at December 31, 2006	**1,226**

14. Rights to Acquire Trust Units

a) The 2006 Trust Unit Rights Incentive Plan

On May 19, 2006, a total of 652,500 rights were granted to certain directors, officers, and employees of Newalta. The rights were granted at the market price of $32.38 per unit. On September 22, 2006, a further 67,500 rights were issued at an exercise price of $31.90 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the year ended December 31, 2006. Subject to adjustments set out in the 2006 Plan, the exercise price of each right is no less than the five-day volume weighted average trading price of the trust units on the five days immediately preceding the date on which a right is granted.

b) The 2003 Trust Unit Rights Incentive Plan

On January 5, 2006, rights to acquire up to 110,000 units were granted to certain employees of Newalta at the market price of $29.15 per unit and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%. Subject to adjustments set out in the 2003 Plan, the exercise price of each right is no less than the closing market price of the trust units on the trading day immediately preceding the date on which a right is granted. Each tranche of rights vests over a five year period (with a seven year life). Each right entitles the participant to receive from the Fund, upon payment of the exercise price, one trust unit.

	2006 Plan (000s)	Weighted Average Exercise Price ($/unit)	2003 Plan (000s)	Weighted Average Exercise Price ($/unit)	Exchange Rights (000s)	Weighted Average Exercise Price ($/unit)
At December 31, 2004	-	-	1,284	11.48	35	0.01
Granted	-	-	475	23.69	-	-
Exercised	-	-	(221)	9.75	(35)	0.01
Forfeited	-	-	(36)	17.91	-	-
At December 31, 2005	-	-	1,502	15.43	-	-
Granted	720	32.34	110	29.15	-	-
Exercised	-	-	(365)	11.49	-	-
Forfeited	(55)	32.21	(31)	21.51	-	-
At December 31, 2006	665	32.35	1,216	17.69	-	-
Exercisable at Dec. 31, 2006	-	-	175	17.81	-	-

Range of Exercise Prices ($/unit)	Rights Outstanding December 31, 2006 (000s)	Weighted Average Remaining Life (years)	Weighted Average Exercise Price ($/unit)	Rights exercisable December 31, 2006 (000s)	Weighted Average Exercise Price ($/unit)
9.08 - 9.30	456	3.2	9.23	49	9.11
15.60 – 17.95	229	4.4	17.87	57	17.85
22.75 – 32.38	1,196	4.9	24.89	69	23.92
	1,881	4.5	22.87	175	17.81

15. Earnings per Unit

Basic earnings per unit calculations for the three months and years ended December 31, 2005 and 2006 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded options for 2006 was 775 (455 in 2005).

	Three months ended December 31		**Year ended December 31**	
	2006	2005	**2006**	2005
Weighted average number of units	**36,860**	28,597	**35,332**	27,800
Net additional units if rights exercised	**422**	469	**457**	467
Diluted weighted average number of units	**37,282**	29,066	**35,789**	28,267

16. Unitholder Distributions Declared and Paid

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of the trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the following business day). Unitholders may receive their distribution in cash or units at their election. If a unitholder chooses to receive their distribution in units they are electing to participate in the Fund's Distribution Reinvestment Plan (the "DRIP"). The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. The table below breaks out the distributions paid in cash and those paid in trust units. The distributions declared differ from the sum of the distributions paid in cash with those paid in units due to the change in the year end payable balances.

	Three months ended December 31		**Year ended December 31**	
	2006	2005	**2006**	2005
Unitholder distributions declared	**20,460**	13,751	**75,923**	49,602
- $ per unit	**0.56**	0.48	**2.14**	1.78
Unitholder distributions - paid in cash	**18,546**	10,333	**65,355**	40,859
- $ per unit	**0.51**	0.38	**1.88**	1.51
Unitholder distributions – units issued	**1,888**	2,789	**8,528**	7,360
- $ per unit	**0.05**	0.10	**0.24**	0.27

17. Transactions with Related Parties

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three month period and year ended December 31, 2006 were $133 and $834 respectively (2005 - $360 and $643 respectively).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and twelve months ended December 31, 2006 was $623 and $1,697 respectively (2005 - $117 and $645 respectively).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

18. Commitments

a) Lease Commitments

The Fund has annual commitments for lease property and equipment as follows:

	2007	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**
Office leases	4,932	6,578	6,526	5,553	4,965	32,205	60,759

Operating leases	4,985	4,275	3,442	2,513	1,462	-	16,677
Surface leases	1,022	1,041	1,061	1,081	1,102	1,891	7,198
	10,939	11,894	11,029	9,147	7,529	34,096	84,634

b) Letters of Guarantee and Surety bonds

As at December 31, 2006, Newalta had issued letters of guarantee and surety bonds in respect of compliance with environmental licenses in the amount of $38,377 and $11,497 respectively.

19. Financial Instruments

a) Interest rate risk
Long-term debt bears interest at rates that vary in relation to the prime rate of the lenders to the Corporation. The Fund is therefore exposed to fluctuations in interest rates.

b) Fair value
The carrying values of accounts receivable, accounts payable and distributions payable approximate the fair value of these financial instruments due to their short term maturity. The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long term debt approximates, in all material respects, its fair value.

c) Credit risk
Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

d) Foreign currency risk
In the normal course of operations of the Corporation and NISI, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation and NISI sell and purchase some product in U.S. dollars. The Fund does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding accounts receivable and accounts payable.

20. Cash Flow Statement Information

The following tables provide supplemental information.

	2006	2005
Changes in current assets	**(50,760)**	(32,820)
Changes in current liabilities	**41,958**	24,117
Distributions payable	**(2,040)**	(1,382)
Remove non-cash working capital	**(323)**	(1,747)
Working capital acquired	**15,472**	8,058
Changes in capital asset accruals	**(3,535)**	430
Decrease (increase) in non-cash working capital	**772**	(3,344)

Operating leases	4,985	4,275	3,442	2,513	1,462	-	16,677
Surface leases	1,022	1,041	1,061	1,081	1,102	1,891	7,198
	10,939	11,894	11,029	9,147	7,529	34,096	84,634

b) *Letters of Guarantee and Surety bonds*

As at December 31, 2006, Newalta had issued letters of guarantee and surety bonds in respect of compliance with environmental licenses in the amount of $38,377 and $11,497 respectively.

19. Financial Instruments

a) *Interest rate risk*
Long-term debt bears interest at rates that vary in relation to the prime rate of the lenders to the Corporation. The Fund is therefore exposed to fluctuations in interest rates.

b) *Fair value*
The carrying values of accounts receivable, accounts payable and distributions payable approximate the fair value of these financial instruments due to their short term maturity. The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long term debt approximates, in all material respects, its fair value.

c) *Credit risk*
Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

d) *Foreign currency risk*
In the normal course of operations of the Corporation and NISI, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation and NISI sell and purchase some product in U.S. dollars. The Fund does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding accounts receivable and accounts payable.

20. Cash Flow Statement Information

The following tables provide supplemental information.

	2006	2005
Changes in current assets	**(50,760)**	(32,820)
Changes in current liabilities	**41,958**	24,117
Distributions payable	**(2,040)**	(1,382)
Remove non-cash working capital	**(323)**	(1,747)
Working capital acquired	**15,472**	8,058
Changes in capital asset accruals	**(3,535)**	430
Decrease (increase) in non-cash working capital	**772**	(3,344)

	2006	2005
Cash additions to capital assets	**(109,042)**	(43,569)
Changes in capital asset accruals	3,535	(430)
Additions to capital assets	**(105,507)**	(43,999)

21. Subsequent Event

On January 26, 2007, the Fund closed an equity financing for gross proceeds of $78.3 million through the issuance of 3.0 million trust units at a price of $26.10 per trust unit.

22. Segmented Information

For 2006, the Fund had three reportable segments: Oilfield, Industrial and Eastern. The accounting policies of the segments are the same as those of the Fund. Throughout 2006, the three segments were considered distinct strategic business units with separate operating management whose operating results were regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered products are processed into resaleable products. The Eastern segment, which was established with the acquisition of PSC Canada (also includes acquisitions in Québec and Atlantic Canada), provides industrial waste collection and disposal services in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended December 31 ($000s)

2006	Oilfield	Industrial	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	64,316	26,370	31,812	-	-	122,498
Inter segment revenue[1]	1,891	632	69	(2,592)	-	-
Operating expense	39,963	22,017	22,903	(2,592)	-	82,291
Amortization and accretion	4,180	1,523	3,598	-	676	9,977
Net margin	22,064	3,462	5,380	-	(676)	30,230
Selling, general and administrative	-	-	-	-	11,597	11,597
Interest expense	-	-	-	-	2,424	2,424
Operating income – continuing operations	22,064	3,462	5,380	-	(14,697)	16,209
Operating income – discontinued operations	-	-	(172)	-	-	(172)
Capital expenditures[3]	19,324	4,457	56,577	-	8,520	88,878
Goodwill	53,831	1,130	35,117	-	-	90,078
Total assets	376,959	132,370	255,449	-	38,066	802,844

2005	Oilfield	Industrial	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	63,469	23,194	-	-	-	86,663
Inter segment revenue[1]	354	44	-	(398)	-	-
Operating expense	33,290	19,601	-	(398)	-	52,493
Amortization and accretion	3,708	1,159	-	-	348	5,215
Net margin	26,825	2,478	-	-	(348)	28,955
Selling, general and administrative	-	-	-	-	8,774	8,774
Interest expense	-	-	-	-	1,319	1,319
Operating income	26,825	2,478	-	-	(10,441)	18,862
Capital expenditures[3]	68,739	3,343	-	-	4,593	76,675
Goodwill	34,182	1,130	-	-	-	35,312
Total assets	305,986	123,517	-	-	28,143	457,646

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

[3] Includes capital asset additions and the purchase price of acquisitions.

For the Year Ended December 31 ($000s)

2006	**Oilfield**	**Industrial**	**Eastern**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**252,622**	**97,673**	**90,746**	-	-	**441,041**
Inter segment revenue[1]	**3,012**	**2,389**	**69**	**(5,470)**	-	-
Operating expense	**139,189**	**81,339**	**64,131**	**(5,470)**	-	**279,189**
Amortization and accretion	**15,145**	**5,741**	**11,319**	-	**2,114**	**34,319**
Net margin	**101,300**	**12,982**	**15,365**	-	**(2,114)**	**127,533**
Selling, general and administrative	-	-	-	-	**42,977**	**42,977**
Interest expense	-	-	-	-	**7,665**	**7,665**
Operating income – continuing operations	**101,300**	**12,982**	**15,365**	-	**(52,756)**	**76,891**
Operating income – discontinued operations	-	-	**1,485**	-	-	**1,485**
Capital expenditures[3]	**70,673**	**10,371**	**207,219**	-	**19,125**	**307,388**
Goodwill	**53,831**	**1,130**	**35,117**	-	-	**90,078**
Total assets	**376,959**	**132,370**	**255,449**	-	**38,066**	**802,844**

2005	Oilfield	Industrial	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	170,850	77,236	-		-	248,086
Inter segment revenue[1]	980	60	-	(1,040)	-	-
Operating expense	83,037	61,542	-	(1,040)	-	143,539
Amortization and accretion	11,980	5,099	-	-	1,881	18,960
Net margin	76,813	10,655	-	-	(1,881)	85,587
Selling, general and administrative					25,663	25,663
Interest expense	-	-	-	-	3,479	3,479
Operating income	76,813	10,655	-	-	(31,023)	56,445

Capital expenditures[3]	97,287	14,201	-	-	10,375	121,863
Goodwill	34,182	1,130	-	-	-	35,312
Total assets	305,986	123,517	-	-	28,143	457,646

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.
[3] Includes capital asset additions and the purchase price of acquisitions.

END